Exhibit 99.1

MDJM Ltd Renews Primary Real Estate Agency Services Contract with Tianjin Binhai New City Investment Co., Ltd.

TIANJIN, China, July 2, 2019 (GLOBE NEWSWIRE) -- MDJM Ltd (Nasdaq: MDJH) (the "Company" or “MDJH”), an emerging, integrated real estate services company in China, announced today that the Company renewed a Primary Real Estate Agency Service Contract (the "Contract") with Tianjin Binhai New City Investment Co., Ltd. (“TBNC”), a real estate developer for the Teda Yuhai project in Tianjin.

The Teda Yuhai project is located at the core of the high-end residential block in the Beitang area of Tianjin. Supporting the project are amenities including a five-star hotel, a business center area, headquarters, a high-end villa area, meeting and leisure areas, and special catering. The total project is expected to cover a total of 231,000 square meters after the conclusion of its three phases of construction.

The term of the Contract is now from July 15, 2019 to December 31, 2021.

The Company initially entered into the Contract with TBNC on July 15, 2010.

Pursuant to the Contract, TBNC authorized the Company to be the exclusive primary real estate service agency for the Teda Yuhai project. The Company agreed to provide TBNC with comprehensive real estate agency services, including market background research and analysis, market planning, project positioning, product optimization, sales agency and other associated services.

Mr. Siping Xu, Chairman and Chief Executive Officer of MDJH, remarked, “We have worked continuously with TBNC since July of 2010 and we are pleased to announce that we will continue our long-term partnership. We believe extending this mutually beneficial arrangement will continue to build brand awareness as we ensure that TBNC receives our high qualities services. We expect this contract to generate RMB 15 million in revenue over the term of the agreement, bolstering our presence in our core market in Tianjin.”

About MDJM Ltd

Headquartered in Tianjin, China, MDJH is an emerging, integrated real estate services company in China. The Company offers primary real estate agency services to real estate developers. Such services include integrated marketing planning, advertising planning and strategy. The Company also provides real estate consulting services and independent training services on an as needed basis. Currently, the Company’s primary market is the Tianjin Autonomous Municipality, and since 2014, the Company has expanded its market presence to other Chinese cities, including Chengdu, Suzhou, and Yangzhou. Through two major development businesses, Xishe and Xishe Xianglin, coupled with its existing core business, MDJH promotes the integration of urban and rural lifestyle. For further information regarding the Company, please visit: ir.mdjhchina.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual report on Form 20-F and in its other filings with the Securities and Exchange Commission.

For more information, please contact Investor Relations at:

Tina Xiao

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com